UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On January 27, 2022, pursuant to the option agreements (each, an “Option Agreement”), dated January 13, 2022, by and between Tritium DCFC Limited (the “Company”) and each of (i) St Baker Energy Holdings Pty Ltd, (ii) Varley Holdings Pty Ltd, (iii) Ilwella Pty Ltd and (iv) Decarbonization Plus Acquisition Sponsor II LLC (each, a “Holder”), the Company provided notice to the Holders that it had elected to exercise its rights under the Option Agreements to issue an aggregate of 7,500,000 ordinary shares of the Company to the Holders in the amounts and on the terms set forth in the Company’s Form 6-K filed with the Securities and Exchange Commission on January 14, 2022 (the “6-K”).

The Company expects to receive gross proceeds of approximately $45 million from the issuance and expects settlement of the issuance to occur in accordance with the terms of the Option Agreements, the form of which was previously filed as Exhibit 10.2 to the 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: January 28, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer